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CONTACT: CHARLENE HAMRAH (INVESTMENT COMMUNITY)
         (212) 770-7074
         JOE NORTON (NEWS MEDIA)
         (212) 770-3144

             AMERICAN INTERNATIONAL GROUP, INC. PROPOSES TO ACQUIRE
              PUBLICLY HELD SHARES OF 21ST CENTURY INSURANCE GROUP

     - PROPOSED PRICE OF $19.75 IN CASH PER SHARE FOR THE 38.1% PUBLICLY HELD SHARES

     -    21ST CENTURY INSURANCE GROUP WOULD BECOME WHOLLY OWNED BY AIG

New York, January 24, 2007 - American International Group, Inc. (AIG) announced today that it has submitted a letter to the board of directors of 21st Century Insurance Group (21st Century) (NYSE: TW) proposing to acquire the outstanding 38.1% publicly held shares of 21st Century for $19.75 per share in cash. AIG and its subsidiaries own approximately 61.9% of the outstanding shares of 21st Century. The aggregate cash consideration payable would be approximately $690 million. Following the transaction, 21st Century would become a wholly owned subsidiary of AIG. A copy of the letter sent by AIG to the 21st Century board of directors is attached.

The proposed per share price represents a 19.0% premium to today's closing price and a 25.5% premium to the average closing price during the last twelve months. The proposed per share price also represents a multiple of 19.6x the consensus estimates of 21st Century's 2007 earnings per share (based on a current First Call estimate of $1.01 per share).

"Our proposal represents an excellent opportunity for 21st Century's shareholders to monetize their investment at a full and fair value's for their shares. For AIG, this is an opportunity to make a substantial additional investment in a business we know well," said Martin J. Sullivan, President and Chief Executive Officer of AIG.

AIG contemplates that the transaction would be implemented through a merger agreement which would be negotiated and approved by a special committee comprised of directors of 21st Century who are independent of AIG ("Special Committee"). This proposal is subject to AIG's satisfactory completion of due diligence, satisfaction of regulatory requirements and the approval of the Special Committee.

AIG has advised 21st Century that AIG's sole interest is in acquiring the remaining shares of 21st Century held by the public shareholders and that it has no interest in a disposition of its controlling equity stake in 21st Century. AIG reserves the right to withdraw its proposal prior to the execution of a definitive merger agreement and to modify its proposal in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures.


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Banc of America Securities LLC and J.P. Morgan Securities Inc. are serving as
AIG's financial advisors and Sullivan & Cromwell LLP is serving as AIG's legal advisor in the transaction.

21st Century shareholders and other interested parties are urged to read AIG's and 21st Century's relevant documents filed with the Securities and Exchange Commission ("SEC") when they become available because they will contain important information. 21st Century shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov.

A copy of the letter sent by AIG to the 21st Century board of directors follows.

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American International Group, Inc. (AIG), world leaders in insurance and financial services, is the leading international insurance organization with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance networks of any insurer. In addition, AIG companies are leading providers of retirement services, financial services and asset management around the world. AIG's common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

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